SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

Report of Foreign Private Issuer Pursuant to
Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of December, 2003

CERAMIC INTERNATIONAL, INC.
(Translation of Registrant's Name into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua,
Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____   No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On December 15, 2003 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending the Notice to its Ordinary Shareholders Meeting to be hold on January 14th, 2004. This information was published on the "Diario Oficial del Estado" and "El Heraldo de Chihuahua" on December 13th, 2003, and sent to the Bolsa Mexicana de Valores on December 15th, 2003. A copy of this information is attached to this report as Exhibit A.
2. On December 15, 2003 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending the Notice to its Extraordinary Shareholders Meeting to be hold on January 14th, 2004. This information was published on the "Diario Oficial del Estado" and "El Heraldo de Chihuahua" on December 13th, 2003, and sent to the Bolsa Mexicana de Valores on December 15th, 2003. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

Jesus A. Olivas
Jesus A. Olivas
Chief Financial Officer

Date: December 15th, 2003.

EXHIBIT A

Notice of Ordinary Shareholders Meeting

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
GENERAL ORDINARY SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws, the holders of the Series B Common Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a General Ordinary Meeting which will be held on January 14, 2004 at 11:20 a.m., Chihuahua time, at Av. Carlos Pacheco #7200, Sector 26, Chihuahua, Chihuahua, Mexico, to act on the following:

A G E N D A

I. Cancel all of the Company's shares currently held in the Treasury of the Company.
II. Increase the authorized shares comprising the Variable Portion of the Capital Stock of the Company.
III. Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.
IV. Drafting, reading, and in event, approval of the minutes of the Meeting.

Chihuahua, Chih., December 13, 2003.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, Series B Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on January 13, 2004. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series B Share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.

EXHIBIT B

Notice of Extraordinary Shareholders Meeting.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws, the holders of the Series B, L and D shares of the capital stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a General Extraordinary Meeting which will be held on January 14, 2004 at 11:00 a.m., Chihuahua time, at Av. Carlos Pacheco #7200, Sector 26, Chihuahua, Chihuahua, Mexico, to act on the following:

A G E N D A

I.   Discussion and approval of certain amendments to the Company's Bylaws to bring them in conformity with the Rules issued by the "Comisión Nacional Bancaria y de Valores" in México, among others.

II.   Discussion and approval of an increase in the authorized shares comprising the Fixed Portion of the Capital Stock of the Company.

III.   Discussion and ratification of the approval by the Board of Directors of the Company of a plan to acquire by purchase or otherwise "Materiales Arquitectonicos y Decorativos, S.A. de C.V." and "Grupo Comercial Interceramic, S.A. de C.V.", current independent franchises of the Company.

IV.   Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

V.   Drafting, reading, and in the event, approval of the minutes of the Meeting.

Chihuahua, Chih., December 13, 2003.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, the Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on January 13, 2004. Admission cards will be issued to (i) persons appearing as shareholders of record on the share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney; provided, however, that powers of attorney for this purpose may not be granted to any member of the Board of Directors.